Exhibit 99.1

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Cash and cash equivalents	$1,035,674	$1,947,142
Restricted cash	26,339,708	29,693,689
Accounts receivable, net	7,122,604	6,929,529
Inventories	3,027	33,598
Loan receivables due from third parties, net	26,375,018	23,751,471
Due from related parties	1,325	5,941
Other current assets	72,250	70,910
Other receivables, net	745,964	656,835
Total current assets	61,695,570	63,089,115

Pledged deposits	15,329	48,752
Property and equipment, net	64,146	77,073
Intangible assets, net	2,519,491	3,123,394
Right of use assets	103,801	37,313
Goodwill	267,331	267,331
Total non-current assets	2,970,098	3,553,863

Total Assets	$64,665,668	$66,642,978

LIABILITIES
Customer pledged deposits	$-	$7,846
Unearned income	69,099	72,523
Reserve for financial guarantee losses	430,179	651,341
Dividends payable	480,000	480,000
Tax payable	3,012,439	2,614,257
Due to related parties	123,785	123,117
Warrant liabilities	-	16,998
Operating lease liabilities, current portion	58,269	65,498
Accrued expenses and other liabilities	1,488,507	1,155,903
Bank loans	5,671,758	5,961,460
Total current liabilities	11,334,036	11,148,943

Operating lease liabilities, noncurrent portion	61,172	-
Deferred tax liabilities	456,118	544,355
Total non-current Liabilities	517,290	544,355

Total Liabilities	$11,851,326	$11,693,298

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Share, no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 and 715,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	$12,052,106	$11,711,727
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	362,797	362,797
Accumulated deficit	(14,824,176)	(14,805,802)
Accumulated other comprehensive income	1,437,234	3,128,086
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	$33,427,882	$34,796,729

Noncontrolling interests	19,386,460	20,152,951
Total Equity	52,814,342	54,949,680
Total Liabilities and Equity	$64,665,668	$66,642,978

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)

Revenue from services	$1,111,651	$330,788
Revenue from healthcare service packages	26,209	-
Cost of revenue	(18,616)	-
Net revenue of services	1,119,244	330,788

Commission and fees on financial guarantee services	185,634	191,920
(Provision) recovery of provision for financial guarantee services	195,915	(15,586)
Commission and fee income on guarantee services, net	381,549	176,334

Interest and fees income
Interest income on loans due from third parties	1,112,816	998,827
Interest income on deposits with banks	178,214	271,212
Total interest and fees income	1,291,030	1,270,039

Operating income	2,791,823	1,777,161

Operating expenses
Salaries and employee surcharges	658,544	564,110
Other operating expenses	1,184,588	1,514,281
Changes in fair value of warrant liabilities	(16,998)	27,729
Total operating expenses	1,826,134	2,106,120

Other income (expenses)
Other income (expenses), net	(147,823)	(155,633)
Interest income (expenses), net	91,887	11,127
Total other expenses	(55,936)	(144,506)
Income (loss) before income taxes	909,753	(473,465)

Income tax (expenses) benefit	(346,381)	13,068

Net (loss) income	563,372	(460,397)
Less: Net income attributable to noncontrolling interests	241,367	67,030
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$322,005	$(527,427)

Comprehensive income (loss)
Net income (loss)	563,372	(460,397)
Foreign currency translation	(2,698,710)	529,793
Less: Comprehensive income (loss) attributable to noncontrolling interests	(766,491)	226,482
Total comprehensive loss attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(1,368,847)	$(157,086)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887
Loss per share
Net income (loss) per share – Basic and Diluted	$0.01	$(0.02)

*	The Company used net loss as the control number to determine whether the warrants, Class A and Class B preferred shares are anti-dilutive. Because the Company suffered loss, the number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)

(Expressed in U.S. dollar, except for the number of shares)

Six months ended June 30, 2022

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of December 31, 2021	25,287,851	$-	715,000	$11,711,727	291,795,150	$31,087,732	$3,312,189	$362,797	$(14,805,802)	3,128,086	20,152,951	54,949,680
Net income	-	-	-	-	-	-	-	-	322,005	-	241,367	563,372
Dividend to shareholders	-	-	-	340,379	-	-	-	-	(340,379)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-		-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(1,690,852)	(1,007,858)	(2,698,710)
Balance as of June 30, 2022 (unaudited)	25,287,851	$-	715,000	$12,052,106	291,795,150	$31,087,732	$3,312,189	$362,797	$(14,824,176)	1,437,234	19,386,460	52,814,342

Six months ended June 30, 2021

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of December 31, 2020	25,287,851	$-	715,000	$11,025,327	291,795,150	$31,087,732	$3,312,189	$202,592	$(14,330,288)	2,310,369	19,278,508	52,886,429
Net loss	-	-	-	-	-	-	-	-	(527,427)	-	67,030	(460,397)
Deconsolidation of subsidiaries	-	-	-	-	-	-	-		-	-	-	-
Dividend to shareholders	-	-	-	343,200	-	-	-	-	(343,200)		-	-
Transfer to statutory reserve	-	-	-	-	-	-	-			-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	303,311	226,482	529,793
Balance as of June 30,2021 (unaudited)	25,287,851	$-	715,000	$11,368,527	291,795,150	$31,087,732	$3,312,189	$202,592	$(15,200,915)	2,613,680	19,572,020	52,955,825

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)

Cash Flows from Operating Activities:
Net (loss) income	$563,372	$(460,397)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	530,060	539,327
Bad debt provision	21,149	330,573
Provision (recovery of provision) for financial guarantee losses	(195,915)	15,586
Deferred tax benefits	(63,872)	(219,226)
Changes in fair value of warrant liabilities	(16,998)	27,730
Loss from lease modification	-	20,386
Accretion of finance leases	1,654	4,900
Changes in operating assets and liabilities:
Accounts receivables	(157,705)	1,112,931
Inventories	30,571	(2,330)
Other current assets	(1,340)	3,419,669
Other receivables	(92,457)	2,997,179
Pledged deposits and other non-current assets	33,423	82,099
Advances from customers	(3,424)	(19,159)
Tax payable	398,182	304,981
Accrued expenses and other liabilities	332,604	67,147
Customer Pledged assets	(7,846)	-
Operating lease assets and liabilities	(1,370)	-
Net Cash Provided by Operating Activities	1,370,088	8,221,396

Cash Flows from Investing Activities:
Repayment of loans to third parties	(3,962,433)	(3,433,781)
Payment (disbursement) of due from related party	5,284	(11,160)
Net Cash Used in Investing Activities	(3,957,149)	(3,444,941)

Cash Flows from Financing Activities:
Repayment of bank loans	-	(2,942,152)
Disbursement of lease liabilities	(62,562)	(13,320)
Net Cash Used in Financing Activities	(62,562)	(2,955,472)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	(1,615,826)	564,020

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	(4,265,449)	2,385,003
Cash, cash equivalents, and restricted cash in banks at beginning of year	31,640,831	30,807,604
Cash, cash equivalents, and restricted cash in banks at end of year	$27,375,382	$33,192,607

Supplemental Cash Flow Information
Cash paid for interest expense	$128,035	$146,215
Cash paid for income taxes	$-	$-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	June 30, 2022	June 30, 2021
Cash and cash equivalents	$1,035,674	2,258,679
Restricted cash in banks	26,339,708	30,933,928
Total cash, cash equivalents and restricted cash	$27,375,382	33,192,607

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Roan Holdings Group Co., Ltd. (formerly known as China Lending Corporation or DT Asia Investments Limited) (“Roan”, or the “Company”) is a holding company incorporated on April 8, 2014, under the laws of the British Virgin Islands. On November 27, 2019, the BVI Registrar of Corporate Affairs approved the Company’s name change to Roan Holdings Group Co., Ltd., and on January 8, 2020, the Financial Industry Regulatory Authority (“FINRA”) accepted the Company’s request for the following changes on the Over the Counter Bulletin Board (“OTCBB”): 1) the name change from China Lending Corporation to Roan Holdings Group Co., Ltd., and 2) the ticker symbol change from “CLDOF” to “RAHGF” for its ordinary shares and from “CLDCF” to “RONWF” for its warrants. The new CUSIPS of the Company’s ordinary shares and warrants are G7606D 115 and G7606D 107, respectively.

On December 30, 2019, the Company set up Fortis Industrial Group Limited (former name “Fortis Health Industrial Group Limited”) in Hong Kong, which is a holding company of several direct and indirect subsidiaries and as such, does not currently have any business operations. Fortis Industrial Group Limited directly owns 100% of the equity in Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd., which was incorporated on June 23, 2022. Zhongtan provides industrial operation services focusing on new energy storage, new materials and the semiconductor industry.

On February 28, 2020, a new wholly-owned subsidiary, Ningbo Zeshi Insurance Technology Co., Ltd. (“Zeshi Insurance”), was incorporated under the laws of the PRC. Its principal business is providing insurance technology services and related services.

On March 3, 2020, a new wholly-owned subsidiary, Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”), was incorporated under the laws of the PRC. Zeshi Health provides services in health management, health big data management and blockchain technology-based health information management.

On June 23, 2022, a new wholly-owned subsidiary, Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (“Zhongtan Industrial Operation”), was incorporated under the laws of the PRC, which provides industrial operation services focusing on new energy storage, new materials and semiconductor industry.

Incorporation of joint ventures

On April 2, 2022, the Company’s subsidiary, Hangzhou Zeshi Investment Partnership (Limited Partnership) (杭州泽时投资合伙企业(有限合伙) ) (“Hangzhou Zeshi”), invested RMB 22 million (approximately $3.41 million) to a joint venture, Zhongxin Future (Hangzhou) Semiconductor Technology Industry Development Co., Ltd. (中芯未来（杭州）半导体科技产业发展有限公司) (“ZhongXin”) and holds 22% of the equity in the joint venture. ZhongXin provides industrial operation solutions and will set up industrial parks by collaborating with local government in multiple areas for the manufacturing, marketing and distribution of the semiconductor products and new materials.

 On December 16, 2021, Hangzhou Zeshi invested RMB 2 million (approximately $0.31 million) in Zhongtan Future New Energy Industry Development (Zhejiang) Co., Ltd. （中碳未来新能源产业发展（浙江）有限公司） (“Zhongtan Future”), and held 2% its equity. On June 1, 2022, a shareholder of Zhongtan Future agreed to transfer 8% of its equity interest in Zhongtan Future to Hangzhou Zeshi. After the transfer, Hangzhou Zeshi owns 10% of the equity interest in Zhongtan Future.

On November 8, 2021,the Company set up a joint venture company, FINE C+ Interactive Technology (Hangzhou) Limited (乐享未来互动科技（杭州）有限公司) (“FINE C+ Interactive”) to provide cultural and tourism services, education development industry business and personal financial services. The Company and the Company’s business partner, Shuzhiyun Holdings (Beijing) Co., Ltd. (“Shuzhiyun”) hold 35% and 14% of the equity in the joint venture, respectively.

On October 14, 2021, the Company’s subsidiary, Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”) set up a joint venture company, FINE C+ Health (Hangzhou) Technology Limited (乐享未来健康科技（杭州）有限公司) (“FINE C+ Health”), to provide online medical consultation and traditional Chinese medicine. Yi Fu and the business partner of the Company, Shuzhiyun, hold 40% and 30% of the equity in the joint venture, respectively.

As of the date of this report, none of above investments in joint ventures had been paid.

Disposition of China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”) in fiscal year 2021.

On September 30, 2021, the Company sold 100% of the equity interest it held in China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”), a holding company that has no business operations, to Yuanjia Asset Management Co., Ltd., a BVI company (“Yuanjia”), for a total of approximately $282 (HK$2,200). The net assets of Roan HK were negative $492,495 as of September 30, 2021, resulting in a gain on deconsolidation of $492,777 and other comprehensive loss of $2,494. Roan HK’s subsidiary, Jing Kai was disposed at the same time.

As of June 30, 2022, the Company was mainly engaged in industrial financial services, which included financial guarantee services and financial consulting services, and industrial operation services. The industrial operation services focuses on the construction and operation services for industrial parks for new energy storage, new materials and the semiconductor industry.

ROAN HOLDINGS GROUP CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements reflect the activities of the Company and its subsidiaries as follows:

Name	Background	Ownership
Adrie Global Holdings Limited (“Adrie”)	● A BVI company ● Incorporated on November 19, 2014 ● A holding company	100% owned by Roan
China Roan Industrial-Financial Holdings Group Co., Limited (“Roan HK”)	● A Hong Kong company ● Incorporated on February 11, 2015 ● A holding company ● Formerly known as China Feng Hui Financial Holding Group Co., Limited ● Disposed in September 30, 2021.	100% owned by Adrie
Fortis Industrial Group Limited (“FIG”)	● A Hong Kong company ● Incorporated on December 30, 2019 ● A holding company ● Formerly known as “Fortis Health Industrial Group Limited”	100% owned by Adrie
Xinjiang Feng Hui Jing Kai Direct Lending Limited (“Jing Kai”)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on May 14, 2015 ● Registered capital of $18 million ● A holding company ● Disposed in September 30, 2021 with Roan HK.	100% owned by Roan HK
Yifu Health Industry (Ningbo) Co., Ltd. (“Yi Fu”)	● A PRC company ● Incorporated on December 19, 2016 ● Registered capital of $30 million ● Planning for financial lease services ● Formerly known as Ningbo Ding Tai Financial Leasing Co., Limited.	100% owned by FIG
Zeshi (Hangzhou) Health Management Co., Ltd. (“Zeshi Health”)

●    A PRC company

●    Incorporated on March 3, 2020

●    Registered capital of RMB 5 million

●    Engaged in providing services in health management, health big data management and blockchain technology-based health information management.

100% indirectly owned by FIG
Ningbo Zeshi Insurance Technology Co. (“Zeshi Insurance”)	● A PRC company ● Incorporated on February 28, 2020 ● Registered capital of RMB 5 million ● Engaged in insurance technology services and related services.	100% indirectly owned by FIG

Hangzhou Zeshi Investment Partnership (Limited Partnership) (“Hangzhou Zeshi”)

●    A PRC limited liability partnership

●    Incorporated on December 21, 2017

●    Acquired on November 29, 2019

●    Registered capital of $7,750,878 (RMB 51 million)

●    Engaged in business factoring program, financing products design, related corporate financing solutions, investments and asset management

100% indirectly owned by FIG
Zhongtan Future Industrial Operation (Hangzhou) Co., Ltd. (“Zhongtan Industrial Operation”)	● A PRC company ● Incorporated on June 23, 2022 ● Registered capital of $1 million ● Planning for industrial operation services	100% directly owned by FIG

Yijia Travel (Hangzhou) Digital Technology Co. Ltd. (“Yijia”)

●    A PRC company

●    Incorporated on August 2, 2021

●    Registered capital of RMB 5 million

●    Established to engage in business travel services

●    In July, 2022, the Company announced Yiija was dissolving prior to material operations commencing

35% directly owned by FIG
FINE C+ Digital Technology (Hangzhou) Limited (“FINE C+ Digital”)

●    A PRC company

●    Incorporated on November 8, 2021

●    Registered capital of RMB 5 million

●    Established to engaged in lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests

●    In July, 2022, the Company announced Fine C+ Digital was dissolving prior to material operations commencing

45% indirectly owned by FIG
Lixin Financial Holdings Group Limited (“Lixin Cayman”)	● A Cayman company ● Incorporated on October 25, 2017 ● A holding company	65.0177% owned by Roan

Name	Background	Ownership
Lixin Financial Holdings (BVI) Limited (“Lixin BVI”)	● A BVI company ● Incorporated on November 29, 2017 ● A holding company	100% owned by Lixin Cayman
Lixin Financial Holdings Group Limited (“Lixin HK”)	● A Hong Kong company ● Incorporated on January 15, 2018 ● A holding company	100% owned by Lixin BVI
Zhejiang Lixin Enterprise Management Group Co., Ltd. (“Zhejiang Lixin”)

●    A PRC limited liability company

●    Incorporated on July 3, 2015

●    Registered capital of $16,162,259 (RMB 101 million) with registered capital fully paid-up

●    Engaged in financial guarantee services and related assessment and management services

99% owned by Lixin HK and 1% owned by FIG
Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd (“Zhejiang Jingyuxin”)

●    A PRC limited liability company

●    Incorporated on January 5, 2013

●    Registered capital of $48,517,261 (RMB 303 million) with registered capital fully paid-up

●    Engaged in financial guarantee services and related assessment and management services

93.4% owned by Zhejiang Lixin
Lixin (Hangzhou) Asset Management Co., Ltd. (“LAM”)

●    A PRC limited liability company

●    Incorporated on March 21, 2017

●    Registered capital of $4,358,565 (RMB 30 million) with $2,905,710 registered capital paid-up

●    Engaged in provision of consulting and assessment services to customers and facilitates financial guarantee services between customers and guarantors

100% owned by Zhejiang Jingyuxin
Lixin Supply Chain Management (Tianjin) Co., Ltd. (“Lixin Supply Chain”)	● A PRC limited liability company ● Incorporated on December 19, 2017 ● Registered capital of $1,513,226 (RMB 10 million) ● Planning for provision of supply chain management service	100% owned by LAM

The Company’s condensed consolidated statements of operations and comprehensive losses also included China Roan Industrial-Financial Holdings Group Co., Ltd. (“Roan HK”) and Roan HK’s 100%-owned subsidiary Xinjiang Feng Hui Jing Kai Direct Lending Ltd. (“Jing Kai”) for the period from January 1, 2021 to September 30, 2021 until Roan HK and Jing Kai was disposed of and deconsolidated at September 30, 2021.

2. LIQUIDITY

For the six months ended June 30, 2022, the net income from continuing operations was $563,372, as compared to net loss of $460,397 for the same period of last fiscal year. The Company had an accumulated deficit of $14,824,176 as at June 30, 2022, which required management’s consideration of the Company’s liquidity and its ability to continue as a going concern.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations.

As of June 30, 2022, the Company had cash balance of $1,035,674 and a positive working capital of $50,361,534. In addition to the cash balance, the working capital was mainly comprised of restricted cash of $26,339,708, accounts receivable of $7,122,604, loan receivable due from third parties of $26,375,018 and other receivables of $745,964. The balances of these assets are expected to be repaid on maturity dates and will also be used for working capital.

In addition, the management estimated the operating expenses obligation for the next twelve months after issuance of the condensed consolidated financial statements to be $3,491,054, which will be covered by the cash flows of $5,536,891 generated   from financial guarantee services, financial services, interest income and industrial operation service. The Company’s principal shareholder also pledged to provide continuous financial support to the Company whenever necessary.

The Company plans to fund its operations through revenue generated from its revenues of financial guarantee services and financial consulting services, private placements from investors, and financial support commitments from the Company’s shareholders.

Based on above operating plan, the management believes that the Company will continue as a going concern in the following 12 months.

The Company’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. The frequent COVID-19 outbreak in China has caused severe disruptions in transportation, limited access to the facilities and limited support from workforce employed in operations, and as a result, the Company may experience the delays in provision of financial guarantee services and consulting services to customers. Although China has taken strict measures to control the COVID-19 outbreak, temporally lockdown to certain areas in China happened frequently during the six months ended June 30, 2022 and fiscal year 2021. It is estimated that the economy of China will still be impacted to a certain extent. The extent to which the coronavirus impacts the results for fiscal year 2022 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus variants, all of which is uncertain at this point.

Changes in U.S. or foreign international, social, political, regulatory, and economic conditions or in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where the Company currently conducts its business have in the past and could in the future adversely affect its business. Although the Company does not currently operate in Russia or the Ukraine, the Company is unable to predict the ultimate impact their conflict will have on the Company due to the indirect effects the conflict has had and may continue to have on the global economy and in particular in China where the Company operates or on the global stock markets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated through the consolidation process.

In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. These unaudited interim financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Form 20-F for the years ended December 31, 2021 and 2020.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determination of fair value of acquiree, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for loan receivables relating to direct loan business, estimates of allowances for other doubtful accounts, valuation of deferred tax assets, assumptions impacting the valuation of ordinary shares, share option, restricted shares and warrant liabilities, and other provisions and contingencies.

Recently issued accounting pronouncements

The Company has reviewed all the recent accounting pronouncements issued to date of the issuance of these financial statements, and does not believe any of these pronouncements will have a material impact on the Company.

4. RESTRICTED CASH

Restricted cash represents cash pledged with banks, other financial institutions, and other guaranteed creditors as guarantor deposits for the Company’s guarantee service customers. The banks, other financial institutions, or other guaranteed creditors providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount, and the other financial institutions requires a cash deposit of 50% of the guaranteed amount. The deposits are released after the guaranteed loans are paid off and the Company’s guarantee obligation expires which is usually within 12 months.

At the same time, the Company requires the guarantee service customers to make a deposit to the Company of the same amount as the deposit the Company pledged to the banks, other financial institutions, and other guaranteed creditors for their loans if the customer does not pledge or collateralize other assets with the Company. The Company records the deposit received as restricted cash on the consolidated balance sheet. The deposit is returned to the customer after the customer repays the loan and the Company’s guarantee obligation expires.

The Company’s restricted cash is comprised of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Restricted cash in banks and other financial institutions	$17,680,536	$20,592,223
Restricted cash in other guaranteed creditors	8,659,172	9,101,466
	$26,339,708	$29,693, 689

5. ACCOUNTS RECEIVABLE, NET

The accounts receivable consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Accounts receivable	$7,827,068	$7,704,859
Less: allowance for credit losses	704,464	775,330
	$7,122,604	$6,929, 529

Movement of allowance for credit losses was as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)
Balance, opening	$775,330	$740,370
Provisions (Recovery)	(35,370)	17,318
Foreign exchange (gain) loss	(35,496)	17,642
Balance, ending	$704,464	$775,330

6. OTHER RECEIVABLES

Other receivables consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Other receivables	$770,356	$678,983
Less: allowance for credit losses	24,392	22,148
	$745,964	$656,835

7. LOANS DUE FROM THIRD PARTIES

	June 30, 2022	December 31, 2021
	(Unaudited)
Loans due from third parties	$26,467,655	$23,790,917
Less: allowance for credit losses	92,637	39,446
	$26,375,018	$23,751,471

As of June 30, 2022, the balance of loans due from third parties was comprised of interest bearing loans of $9,268,285, $6,300,294, $5,695,645, $149,296 and $5,054,135 due from five parties. These interest bearing loans have an interest rate of ranging from 4.35% to 14%. The loans of $13,652,095 are pledged either with real estate assets or customer’s trade receivables.

As of December 31, 2021, the balance of loans due from third parties was comprised of loans of $11,807,096, $6,622,101, $5,306,798 due from three parties, and a non-interest bearing loan of $0.54 million due from a third party. These three interest bearing loans have an interest rate of ranging from 7% to 14%. The loans of $6,622,101 and $5,306,798 are pledged either with real estate assets or customer’s trade receivables.

For the six months ended June 30, 2021 and 2022, a net provision of $12,014, and $53,191 were charged against the consolidated statements of operations and comprehensive income (loss), respectively.

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

As of June 30, 2022, loan of $7,527,209 aged between 180 ~ 365 days, and loan of $7,654,409 aged over one year. The Company has provided allowance for the past due loans.

Movement of allowance for credit losses was as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)
Balance at beginning of the year	$39,446	$27,432
Provisions	53,191	12,014
Balance at end of the period/year	$92,637	$39,446

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Electronic equipment	$131,868	$137,523
Vehicles	125,484	131,894
Office equipment	23,399	24,594
Leasehold improvements	-	50,805
Less: Accumulated depreciation	216,605	267,743
	$64,146	$77,073

Depreciation expenses were $12,927 and $8,926 for the six month ended June 30, 2022 and 2021, respectively.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)

Customer relationship	$164,226	$172,614
License	2,075,215	2,181,213
Non-Compete Agreements	2,567,892	2,699,056
Less: Accumulated amortization	2,287,842	1,929,489
	$2,519,491	$3,123,394

Amortization expenses totaled $467,400 and $468,045 for the six months ended June 30, 2022 and 2021, respectively.

The following table sets forth the Company’s amortization expenses for the six months ending June 30 of the following years:

2023	$424,747
2024	103,761
2025	103,761
2026	103,761
2027	103,761
Thereafter	207,522
$1,047,313

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Accrued payroll	$619,311	$455,442
Dividends due to former shareholders of Zhejiang Jingyuxin (1)	177,662	186,737
Other current liabilities	691,534	513,724
	$1,488,507	$1,155,903

(1)	The balance represented the unpaid dividends due to former shareholders of Lixin, who sold equity interests in Lixin to the Company.

12. INCOME TAX AND TAX PAYABLES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Roan HK and Lixin HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018 and 2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Roan HK and Lixin HK are exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

PRC subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

Income tax expenses consisted of the following:

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Current income tax expenses	$(410,253)	$(206,158)
Deferred income benefit	63,872	219,226
Income tax (expenses) benefit	$(346,381)	$13,068

Below is a reconciliation of the statutory tax rate to the effective tax rate for the Company:

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
PRC statutory income tax rate	25%	25%
Effect of different income tax rate in other jurisdictions	6%	338%
Effect of non-deductible expenses	2%	112%
Effect of temporary differences	(7)%	(1,855)%
Effect of valuation of deferred tax allowance	19%	1,377%
Effective tax rate	45%	(3)%

Deferred tax assets (liabilities), net consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Deferred tax assets
Allowance for doubtful loan receivables	-	38,870
Allowance on doubtful accounts	169,862	190,576
Lease liability	29,860	16,375
Net operating loss carrying forward	173,118	165,290
Less: valuation allowance	173,118	165,290
Total deferred tax assets	$199,722	$245,821
Deferred tax liabilities
Right-of-use assets	(25,967)	(9,328)
Recognition of intangible assets arising from business combination	(629,873)	(780,849)
Deferred tax liabilities, net	$(655,840)	$(793,848)

As of June 30, 2022 and December 31, 2021, the Company had net operating loss carryforwards of $692,969 and $562,798, respectively. The net operating loss can be carried forward up to 2025 for PRC entities and can be carried forward for Hong Kong entities indefinitely. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. Therefore, valuation allowance was recognized against the deferred tax assets based upon management’s assessment as to their realization.

The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2022 and December 31, 2021, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

13. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended June 30, 2022 and 2021, respectively:

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Net Income (Loss) Attributable to Roan Holding Group Co., Ltd.’s shareholders	$322,005	$(527,427)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887

Earnings per share
Net income (loss) per share - Basic and Diluted	$0.01	$(0.02)

Basic income (loss) per share to the ordinary shareholders are computed by dividing the net income (loss) attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended June 30, 2022 and 2021. The number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

14. RELATED PARTY TRANSACTIONS AND BALANCES

1)	Transactions with related parties

During the six months ended June 30, 2022, the Company received service fees of $655,227 from Zhongtan Future, and $291,212 from ZhongXin. The Company holds 10% shares of Zhongtan Future and holds 22% shares of ZhongXin. Mr. Zhiyong Tang returned $4,616 to the Company to reconcile his advanced payment.

The Company’s subsidiary, Zhejiang Jingyuxin entered into a two-year leasing agreement with Mr. Jialin Zhu, who is a director of Lixin Cayman, to rent an office space at 13 Floor, CCBC Buildings, 666 Shimin Avenue, Shangyu District, Shaoxing city and paid rental expenses of $32,845 for the rental of six months.

There was no related party transaction during the six months ended June 30, 2021.

2)	Balances with related parties

As of June 30, 2022, the balance of due from related parties of $1,325 was for the advance to Mr. Zhiyong Tang.

As of June 30, 2022, the balance of due to related parties of $123,785 is due to the shareholder, Yuan Shen, who advanced funds from time to time to support the Company’s holding companies’ operations. The balance is interest free and due on demand.  The Company’s accounts receivables include the balance due form Zhongtan Future and ZhongXin of $223,944 and $149,296, respectively.

As of December 31, 2021, the balance of due from related parties of $5,941 was for the advance to Mr. Zhiyong Tang.

As of December 31, 2021, the balance of due to related parties of $123,117 consisted of an advanced fund of $119,210 provided by Ms. Yuan Shen, and a payable of $3,907 to Furuikang.

15. REDEEMABLE CONVERTIBLE PREFERRED SHARES

Class A Preferred Share

On July 6, 2016, the Company sold 715,000 Class A Preferred Shares at a price of $12.00 per Class A Share with an annual dividend of 8%. The Company received gross proceeds of $8.58 million from this private placement without issuance cost.

The Class A Shares are mandatorily redeemable at a price $12.00 per Class A Share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments), plus accrued dividends on the fifth anniversary of the original issue date of the Class A Shares (“Mandatory Conversion Date”). Each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at the shareholder’s option after the closing of an initial acquisition by the Company, whether through a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, contractual control arrangement or other similar type of transaction, with an acquiree at fair value (“Business Combination”). The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, is equal to or exceeds $16.00, provided that such date is after the closing of the Business Combination.

In the event of a Reorganization Event occurring following the closing of the Business Combination (which includes certain business combinations involving the Company or the Company having confirmed that at least 80% of the Class A Shares originally issued have elected to been converted at the election of their holders), each Class A Share outstanding immediately prior to such Reorganization Event shall be redeemed by the Company by making a redemption payment equal to the greater of the following (as reasonably determined by the Company’s Board of Directors): (i) an amount in cash equal to the liquidation preference, plus an amount equal to accumulated and unpaid dividends as of (but excluding) the date of the Reorganization Event, per Class A Share that is so redeemed, or (ii) the kind of securities, cash and other property that the holder of the Class A Shares would have been entitled to receive if such holder had converted its Class A Shares into ordinary shares immediately prior to such Reorganization Event.

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at the holder’s option. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. ASC 480-10-S99 notes that if a reporting entity issues preferred shares that are conditionally redeemable (e.g., at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control), the shares are not within the scope of ASC 480 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under FAS 150 and would require reclassification to a liability. The Class A Preferred Shares have been classified as mezzanine equity in the consolidated financial statement, presented below total liabilities but not included in the subtotal for total equity as of December 31, 2018. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

In December 2019, the Company’s board approved an amendment to the Memorandum and Articles of Association (“M&A”). Pursuant to the new M&A, each Class A Share is convertible into two ordinary shares (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at the shareholder’s option after the closing of the Business Combination. The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, are equal to or exceeds $6.00, provided that such date is after the closing of the Business Combination.

The new M&A granted the Directors with the rights to convert any or all of the Class A Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day. In the event of a Reorganization Event occurring following the closing of the Business Combination, the directors also have the rights to convert any or all of the Class A Preferred Shares, in whole or in part, into ordinary shares prior to the Mandatory Conversion Day, or to repurchase or redeem any or all of the Class A Preferred Shares, in whole or in part (but in no event less than one Class A Preferred Share), for a cash amount equal to the value of the Class A Preferred Shares being repurchased or redeemed on an as-converted basis.

With the amendment to the M&A, the redemption of Class A Preferred Shares are no longer solely within the control of the holders of these preferred shares. As the Class A Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption is not solely controlled by the holders of the preferred shares, it is not required to be classified out of permanent equity. The Class A Preferred Shares were classified as an equity as of June 30, 2022 and December 31, 2021.

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into two ordinary shares (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at either party’s discretion. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of June 30, 2022 and December 31, 2021, a dividend of $340,379 and $686,400 was accrued for the Convertible Redeemable Class A Preferred Shares and the balance for the Class A Preferred Shares was $12,052,106 and $11,711,727, respectively.

Class B Preferred Share

On December 20, 2019, the Company issued 291,795,150 shares of Class B Preferred Shares in exchange for 65.0177% equity interest in Lixin Cayman and its subsidiaries.

The Class B Preferred Shares have the following characteristics with 1) No voting rights at a shareholder meeting or on any resolution of members; 2) No rights to receive any dividends declared on any shares of the Company; 3) Rights of liquidation preference, as follows: in the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Class B Holders shall be entitled to receive, in priority to the holders of any other class of Shares in the Company, an amount equal to their pro rata share of the Class B Liquidation Preference Amount, which is calculated at an aggregation of RMB 276 million and liquidation premium of 8% per annum of RMB 276 million.

Unless such date is extended by resolution adopted by the Company’s board of directors, the Class B Shares are mandatorily converted into Ordinary Shares of the Company on September 20, 2022, the thirty-three month anniversary of the original issue date of the Class B Shares, at a rate of 1 Ordinary Share per Class B Preferred Share so converted.

In the event of a Reorganization Event occurring prior to such mandatory conversion date, whether through a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, contractual control arrangement or other similar type of transaction, with an acquiree at fair value (“Business Combination”), the directors also have the rights to convert any or all of the Class B Preferred Shares, in whole or in part, into ordinary shares, or to repurchase or redeem any or all of the Class B Preferred Shares, in whole or in part (but in no event less than one Class B Preferred Share), for a cash amount equal to the value of the Class B Preferred Shares being repurchased or redeemed on an as-converted basis.

As the Class B Preferred Shares does not embody an unconditional obligation that requires the Company to redeem the preferred shares by transferring cash or assets, and it does not contain a specific date upon which assets must be transferred. The preferred shares are not considered mandatorily redeemable and are scoped out of ASC 480, Liabilities. In addition, the redemption provisions in the case of a Reorganization are solely at the discretion of the Company. Therefore, the Class B Preferred Shares were classified as an equity as of June 30, 2022 and December 31, 2021.

The Company did not recognize the beneficial conversion feature for the Class B Preferred shares since each Class B Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at either party’s discretion. The Class B Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

On December 22, 2021, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert into ordinary shares of the Company. Under the Amended M&A, the “Class B Conversion Date” has been extended from two years after the date on which the Class B Preferred Shares were issued to thirty months after such issuance date. On June 20, 2022, the Board of Directors of the Company unanimously passed a resolution to amend the Memorandum and Articles of Association to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Company shall automatically convert into ordinary shares of the Company. Under the Amended M&A, the “Class B Conversion Date” has been extended from thirty months after the date on which the Class B Preferred Shares were issued to thirty-three months after such issuance date. As of the date of this report, there was no share redeemed or converted.

As of June 30, 2022 and December 31, 2021, the balance for Class B Preferred Shares was $31,087,732 and $31,087,732, respectively.

16. EQUITY

Ordinary share

The Company is authorized to issue unlimited ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

On July 6, 2018, the Company and certain institutional investors entered into a securities purchase agreement (“Private Placement”), pursuant to which the Company agreed to sell to such investors an aggregate of 769,232 ordinary shares together with Series A warrants to purchase a total of 576,924 ordinary shares (the “Series A Warrants”), for gross proceeds of approximately $2.0 million. Each investor received a Series A Warrant to purchase a number of shares equal to 75% of the number of ordinary shares the investor purchases in the offering with a warrant term of four (4) years. The purchase price for each ordinary share and the related Series A Warrants is $2.60. The Series A Warrants have an exercise price of $2.60. In connection with the offering, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date. The closing of the offering took place on July 10, 2018. On August 9, 2018, the closing bid price of the Company’s ordinary shares was $1.29, and thus the Series B Warrant was exercised for 390,579 ordinary shares.

As of June 30, 2022 and December 31, 2021, there were 25,287,851 ordinary shares issued and outstanding.

Ordinary Shares Held in Escrow

Upon completion of the business combination between the Company and Adrie, an aggregate of 20 million ordinary shares were issued and 8 million of the issued ordinary shares were deposited in escrow (the “Escrow Shares”). One-third of the Escrow Shares (along with the related accrued dividends and distributions) was released in 2017, and two-thirds of 8 million escrowed restricted shares were not released.

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of June 30, 2022 and December 31, 2021 there were 715,000 Class A preferred shares issued and outstanding. As of June 30, 2022 and December 31, 2021, there were 291,795,150 Class B preferred shares issued and outstanding.

Warrants

A summary of warrants activity for the six months ended June 30, 2022 and 2021 is as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2017	9,280,323	4.98 years	July 6, 2021
Grants of Series A Warrants	576,924	2.98 years	July 9, 2022
Grants of Placement Agent Warrant	46,154	2.98 years	July 9, 2022
Grants of Series B Warrants	390,579	- years	August 9, 2018
Exercise of Series B Warrants	(390,579)
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years	*
Balance of warrants outstanding as of December 31, 2019	9,903,401	1.58 years	*
Balance of warrants outstanding as of June 30, 2020 (unaudited)	9,903,401	1.02 years
Balance of warrants outstanding as of December 31, 2020	9,903,401	0.58 years	*
Expire of Warrants issued in July 6, 2016	(9,280,323)
Balance of warrants outstanding as of December 31, 2021	623,078	0.52 years	*
Balance of warrants outstanding as of June 30, 2022 (unaudited)	623,078	0.02 years	*

*	As of June 30, 2022 and December 31, 2021, the Company’s 623,078 shares of warrants were comprised of 576,924 Series A Warrants and 46,154 Placement Agent Warrants which would expire on July 9, 2022, respectively.

Series A Warrants

In connection with the private placement closed on July 10, 2018, the Company issued Series A warrants to investors to purchase a total of 576,924 ordinary shares with a warrant term of four (4) years. The Series A Warrants have an exercise price of $2.60 per share. On January 9, 2019, the Board of the Company approved a downward adjustment of the exercise price from $2.60 to $1.18.

The Series A Warrants have customary anti-dilution protections including a “full ratchet” anti-dilution adjustment provision which are triggered in the event the Company sells or grants any additional shares of common stock, options, warrants or other securities that are convertible into common stock at a price lower than $2.60 per share. The anti-dilution adjustment provision is not triggered by certain “exempt issuances” which among other issuances, includes the issuance of shares of common stock, options or other securities to officers, employees, directors, consultants or service providers.

Based on an evaluation as discussed in FASB ASC 815-15, “Embedded Derivatives” and FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series A Warrants were not considered indexed to its own stock because neither the occurrence of a sale of equity securities by the issuer at market nor the issuance of another equity contract with a lower strike price is an input to the fair value of a fixed-for-fixed option or forward on equity shares. As such, the Series A Warrants were classified as a liability. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

As of July 10, 2018, December 31, 2021 and June 30, 2022, the Company estimated fair value of the Series A Warrants at $1,202,310, $12,500 and $nil, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the July 10, 2018, December 31, 2021 and June 30, 2022, the Company estimated the fair value of Series A Warrants using the following assumptions:

	On July 10, 2018	On December 31, 2021	On June 30, 2022
Terms of warrants	48 months	12 months	9 days
Exercise price	2.60	1.18	1.18
Risk free rate of interest	2.77%	0.16%	0.04%
Dividend yield	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	2.03	2.19	2.19

Series B Warrants

In connection with the private placement closed on July 10, 2018, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date.

Based on an evaluation as discussed in FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series B Warrants were not considered indexed to its own stock because the settlement amount does not equal the difference between the fair value of a fixed number of the Company’s shares and a fixed strike price. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

Placement Agent Warrants

On April 6, 2018, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as our placement agent on a best efforts basis in connection with the above offering. In addition to the cash payments, the Company also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 6.0% of the aggregate number of ordinary shares sold in this offering. This warrant will have the same term as Series A Warrants, including exercise price, vesting period, anti-dilution terms and etc. As such, the same as the classification of the Series A Warrants, the Placement Agent Warrants were classified as a liability, which requires the warrant to be re-measured to their fair value for each reporting period.

As of July 10, 2018, December 31, 2021 and June 30, 2022, the Company estimated fair value of the Placement Agent Warrants at $96,185, $1,259 and $nil, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

Allocation of Issuance Costs

In connection with the Private Placement closed on July 10, 2018, the Company incurred direct and incremental issuance costs of $310,000. These costs were allocated to common stock, Series A Warrants and Series B Warrants in proportion to the allocation of proceeds. The issuance costs allocated to common stock were accounted for as a reduction of proceeds of the common stocks, while the issuance costs allocated to warrants were accounted for as non-operating expenses.

Statutory reserve

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2022 and December 31, 2021, the Company had a statutory reserve of $362,797 and $362,797, respectively.

17. SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. For the six months ended June 30, 2021 and 2020, the Company has two operating business lines, including business conducted by Adrie and its subsidiaries, primarily management and assessment services, factoring business and industrial operation service, and business conducted by Lixin Cayman and its subsidiaries, primarily financial guarantee and consulting services. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

The following table presents summary information by segment for the six months ended June 30, 2022 and 2021, respectively:

	For the Year Ended June 30, 2022
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Elimination	Total
Net revenues of services	$928,468	$329,397	$(138,621)	$1,119,244
Commission and fee income on guarantee services, net	-	436,561	(55,012)	381,549
Total interest and fee income	372,445	918,585		1,291,030
Net (loss) income from operation	$193,255	$772,434	$-	$965,689
Depreciation and amortization	$467,400	$62,660	$-	$530,060
Capital expenditures	$-	$-	$-	$-
Income tax recovery (expense)	$(119,869)	$(226,512)	$-	$(346,381)
Segment (loss) profit from continuing operations	$(66,008)	$629,380	$-	$563,372
Segment assets as of June 30, 2022	$10,913,204	$54,524,207	$(771,743)	$64,665,668

	For the Six Months Ended June 30, 2021 (Unaudited)
	Business conducted by Adrie and its subsidiaries	Business conducted by Lixin Cayman and its subsidiaries	Total
Net revenues of services	$681	$330,107	$330,788
Commission and fee income on guarantee services, net	369	175,965	176,334
Total interest and fee income	423,692	840,347	1,270,039
Net loss from operation	$(305,055)	$(23,904)	$(328,959)
Depreciation and amortization	$(135)	$(539,192)	$(539,327)
Income tax (expenses) benefits	$66,112	$(53,044)	$13,068
Segment loss	$(386,275)	$(74,122)	$(460,397)
Segment assets as of June 30, 2021	$10,763,084	$54,080,420	$64,843,504

18. COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitments

As of June 30, 2022, the Company leases offices space under a number of non-cancellable operating lease arrangements, one of which had a term of over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for operating lease is recognized on a straight-line basis over the lease term.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In calculating the initial values of right of use assets and liabilities at inception date, the Company uses the rate implicit in the lease, when available or readily determinable, to discount lease payments to present value. When the leases do not provide a readily determinable implicit rate, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2022	December 31, 2021
	(Unaudited)

Right of use assets	$103,801	$37,313

Operating lease liabilities, current portion	$58,269	$65,498
Operating lease liabilities, noncurrent portion	61,172	-
Total operating lease liabilities	$119,441	$65,498

As of June 30, 2022, the weighted average remaining lease term was 1.75 years, and discount rates were 4.75% for the operating lease.

As of December 31, 2021, the weighted average remaining lease term was 0.33 years, and discount rates were 4.75% for the operating lease.

Rental expense for the six months ended June 30, 2022 and 2021 was $59,287 and $84,344, respectively. Depreciation expenses were $49,733 and $62,356 million for the six month ended June 30, 2022 and 2021, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2022:

Twelve months ended June 30, 2023	$62,562
Twelve months ended June 30, 2024	62,562
Total lease payments	125,124
Less: imputed interest	5,683
Present value of lease liabilities	$119,441

19. SUBSEQUENT EVENTS

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements other than the above mentioned events.

On July 7, 2022, the Board of directors passed a resolution to terminate the cooperation agreement with Shenzhen Geile Information Technology Co., Ltd. (formerly called “Shenzhen Harvest Business Ltd., Co.”) and dissolve FINE C+ Digital. On the same day, the Board of directors passed a resolution to terminate the cooperation agreement with Beijing Auvgo International Travel Technology Co. Ltd. and dissolve Yijia Travel. The Company had not made any investment in these two joint ventures and these joint ventures had no operations.

On July 19, 2022, Zhongtan Industrial Operation invested RMB 30 million (approximately $4,630,273) in Hangzhou Zhongtan New Energy Enterprise Management Partnership (Limited Partnership) and held 60% its equity. The investment has not been paid as of the date of this report.